UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
For the month of July 2010
Commission File Number: 001-33464
LDK SOLAR CO., LTD.
(Translation of registrant’s name into English)

Hi-Tech Industrial Park
Xinyu City
Jiangxi Province 338032
People’s Republic of China
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☑     Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐     No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

LDK Solar Signs Module Supply Contract with Enel
     We, LDK Solar Co., Ltd., have signed a module supply contract with Italy-based Enel.Si S.r.l., or Enel, a wholly owned subsidiary of Enel S.p.A. Under the terms of the contract, we will supply Enel with modules of our brand totaling 50 megawatts, or MW, with 30 MW deliverable in the third quarter of 2010 and an additional 20 MW deliverable at Enel’s option in the fourth quarter of 2010.
     Our press release issued on July 13, 2010 is attached hereto as Exhibit 99.2.

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LDK SOLAR CO., LTD.
By:	/s/ Jack Lai
Name:	Jack Lai
Title:	Chief Financial Officer

Date: July 13, 2010

EXHIBIT 99.2: PRESS RELEASE
LDK Solar Signs Module Supply Contract with Enel
XINYU CITY, China and SUNNYVALE, Calif., July 13, 2010 — LDK Solar Co., Ltd. (“LDK Solar”; NYSE: LDK), a leading manufacturer of solar wafers and PV products, today announced that it has signed a module supply contract with Italy-based Enel.Si S.r.l., a wholly owned subsidiary of Enel S.p.A. Under terms of the agreement, LDK Solar will supply Enel with LDK Solar branded modules totaling 50 megawatts (MW), with 30 MW deliverable in this quarter and an option for an additional 20 MW in the fourth quarter of 2010.
“We are very pleased to enter this sales agreement with Enel, a globally recognized power provider and dedicated leader in the production of PV systems,” stated Xiaofeng Peng, Chairman and CEO of LDK Solar. “As demonstrated by this contract, our module business continues to build momentum. We hope to continue to expand our relationship with Enel and partner on future projects.”
About LDK Solar (NYSE: LDK)
LDK Solar Co., Ltd. (NYSE: LDK) is a leading vertically integrated manufacturer of photovoltaic (PV) products and the world’s largest producer of multicrystalline wafers. LDK Solar manufactures polysilicon, mono and multicrystalline ingots, wafers, modules, and engages in project development activities in selected segments of the PV market. Through its broad product offering of mono and multicrystalline solar wafers and modules, LDK Solar provides its customers with a full spectrum of solutions. LDK Solar’s headquarters and manufacturing facilities are located in Hi-Tech Industrial Park, Xinyu City, Jiangxi Province in the People’s Republic of China. LDK Solar’s office in the United States is located in Sunnyvale, California. For more information about LDK Solar and its products, please visit www.ldksolar.com.
About Enel.Si S.r.l.
Enel.Si S.r.l. is an Enel Group company listed on the Milan stock exchange. Enel.Si S.r.l. is a dedicated national leader in the production of photovoltaic systems to households and businesses with over 100 MW installed. The Company also has a network of franchisees with over 500 qualified installers present throughout the national territory.
Enel S.p.A is a world leader utility with 20.7 TWh/year produced in 2009, covering the energy consumption of 7.8 million families and avoiding over 15 million tons of CO2 emissions every year. Installed capacity from wind, solar, geothermal, hydroelectric water flow and biomass energy sources is over 5,700 MW and there are over 600 plants in operation or under construction around the world. Enel Green Power, building on Enel’s competencies in this sector, aims to grow by substantially increasing both installed capacity and efficiency. The company’s objective is to develop and manage energy generation from renewable sources at an international level, with a presence in Europe and the American continent.
Safe Harbor Statement — LDK Solar
This press release contains forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. All statements other than statements of historical fact in this press release are forward-looking statements, including but not limited to, LDK Solar’s ability to raise additional capital to finance its operating activities, the effectiveness, profitability and marketability of its products, the future trading of its securities, the ability of LDK Solar to operate as a public company, the period of time during which its current liquidity will enable LDK Solar to fund its operations, its ability to protect its proprietary information, the general economic and business environment and conditions, the volatility of LDK Solar’s operating results and financial condition, its ability to attract and retain qualified senior management personnel and research and development staff, its ability to timely and efficiently complete its ongoing construction projects, including its polysilicon plants, and other risks and uncertainties disclosed in LDK Solar’s filings with the Securities and Exchange Commission. These forward-looking statements involve known and unknown risks and uncertainties and are based on information available to LDK Solar’s management as of the date hereof and on its current expectations, assumptions, estimates and projections about LDK Solar and the solar industry. Actual results may differ materially from the anticipated results because of such and other risks and uncertainties. LDK Solar undertakes no obligation to update forward-looking statements to reflect subsequent events or circumstances, or changes in its expectations, assumptions, estimates and projections except as may be required by law.
For more information contact:
Lisa Laukkanen
The Blueshirt Group for LDK Solar
lisa@blueshirtgroup.com
+1-415-217-4967
Jack Lai
Executive VP and CFO
LDK Solar Co., Ltd.
IR@ldksolar.com
+1-408-245-8801

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